3/11/03

SEC [redacted] COMMISSION
03012234
49

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SEC FILE NUMBER
8-53186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DHR, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2418 Northfield Rd.
(No. and Street)

SEC MAIL PROCESSING RECEIVED FEB 2 5 2003 WASH. D.C. 165 SECTION

Charlottesville (City) | Virginia (State) | 22901 (Zip code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jaffray Woodriff | (434) 973-0469 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name - if individual, state last, first, middle name)

143 Weston Road (Address) | Weston (City) | CT (State) | 06883 (Zip Code)

CHECK ONE.

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident m United States or any of its possessions.

PROCESSED MAR 1 3 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to The collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jaffray Woodriff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DHR, LLC as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jaffray Woodriff
Signature

President
Title

Notary Public
My Commission Expires 7/31/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claim of creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DHR, LLC

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2002

DHR, LLC

CONTENTS

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
DHR, LLC

We have audited the accompanying statement of financial condition of DHR, LLC as of December 31, 2002 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of DHR, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Weston, Connecticut
February 6, 2003

DHR, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	1,681
Securites owned - at market value		11,871,370
Receivable from clearing broker		1,368,512
Receivable from members		270,000
Furniture and equipment, at cost, net of accumulated depreciation of $15,672		31,111
Other assets		10,000
TOTAL ASSETS	$	13,552,674

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Securities sold not yet purchased - at market value	$	9,222,139
Accrued expenses and other liabilities		93,748
TOTAL LIABILITIES		9,315,887
MEMBERS' EQUITY		4,236,787
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	13,552,674

The accompanying notes are an integral part of this statement.

DHR, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

REVENUE		
Trading income		$3,081,496
Interest income		112,697
TOTAL REVENUE		3,194,193
EXPENSES		
Guaranteed payments to partners	$ 144,000	
Margin Interest	120,577	
Short dividends	66,010	
Office supplies and expenses	52,283	
Professional fees	41,033	
Dues and subscriptions	25,063	
Depreciation	13,861	
Research & development	10,568	
Data and execution services	6,833	
Utilities	5,071	
TOTAL EXPENSES		485,299
NET INCOME		$2,708,894

The accompanying notes are an integral part of this statement.

DHR, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

Members' equity - January 1, 2002	$	1,452,893
Capital contributions		75,000
Net income		2,708,894
Members' equity - December 31, 2002	$	4,236,787

The accompanying notes are an integral part of this statement.

DHR, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 2,708,894
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	$ 13,861	
Changes in assets and liabilities:		
Increase in securities owned	(9,438,735)	
Decrease in receivable from clearing broker	52,017	
Increase in receivable from members	(270,000)	
Increase in securities sold not yet purchased	6,759,171	
Increase in accrued expenses and other liabilities	88,595	
TOTAL ADJUSTMENTS		(2,795,091)
NET CASH USED BY OPERATING ACTIVITIES		(86,197)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(15,871)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributed by members		75,000
NET DECREASE IN CASH		(27,068)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		28,749
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 1,681

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Interest received during the year	$112,697
Interest paid during the year	120,577

The accompanying notes are an integral part of this statement.

DHR, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

DHR, LLC (the "Company") was organized in the State of Virginia in November 2000 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission and the Pacific Stock Exchange, Inc. in July 2001. The Company was organized primarily to execute transactions for its own trading accounts and forwards all such transactions to Spear, Leeds and Kellogg, the Company's clearing agent, on a fully disclosed basis. As stated in the Company's Operating Agreement, unless otherwise extended by amendment, the Company shall dissolve by December 31, 2075.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in securities and securities sold, not yet purchased, are valued at their last sales price, or, in the case of listed options, at the mean between the last bid and ask price at the close of business on such day. The resulting unrealized gain or loss is reflected in income.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

As of December 31, 2002, primarily all of the securities owned and the amounts due to brokers reflected in the statement of financial position are positions with and amounts due to Spear, Leeds and Kellogg.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stock, and obligations arising from securities sold, but not yet purchased. The Company's activities include the purchase and sale of derivative financial instruments in the form of equity and index options and futures. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs. All derivative gain or loss resulting from equity positions is reported in net trading income.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles.

Depreciation is provided for on the straight-line basis using the estimated useful lives of the related property.

3. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

4. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no customer accounts.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $890,496, which exceeded the minimum requirement of $100,000 by $790,496. The Company's ratio of aggregate indebtedness to net capital ratio was .11 to 1.

DHR, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2002

CREDITS		
Members' equity		$ 4,236,787
DEBITS		
Receivable from members	270,000	
Furniture and equipment, at cost, net of accumulated depreciation	31,111	
Other assets	10,000	
TOTAL DEBITS		311,111
NET CAPITAL BEFORE HAIRCUTS		3,925,676
Haircuts on securities positions		3,035,180
NET CAPITAL		890,496
Minimum net capital requirement		100,000
EXCESS NET CAPITAL		$ 790,496

AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 93,748

Ratio of aggregate indebtedness to net capital .11 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See the accompanying Auditor's Report.